SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated September 3, 2003

2.	Announcement dated September 9, 2003

3.	Announcement dated September 16, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 16, 2003	By: (Sd.) Fiona Nott

Name: Fiona Nott
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW THRESHOLDS FOR THE APPLICATION OF THE MODIFIED CALCULATION
CONCESSION UNDER CHAPTER 14 OF THE LISTING RULES

PCCW Limited wishes to announce that, following the announcement of the Company’s interim results for the six months ended June 30, 2003, new thresholds will apply to the Modified Calculation Concession granted to the Company by The Stock Exchange of Hong Kong Limited on April 3, 2003 for the purposes of, amongst other things, determining the “assets test” and the “consideration test” under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PCCW Limited (the “Company”) wishes to announce that, following the announcement of the Company's interim results for the six months ended June 30, 2003, new thresholds will apply to the Modified Calculation Concession granted to the Company by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) on April 3, 2003 for the purposes of, amongst other things, determining the “assets test” and the “consideration test” under certain provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

On April 3, 2003, the Stock Exchange approved the Company's application for the right to continue to apply the De-minimis Concession and the Modified Calculation Concession for the purposes of determining the “assets test” and the “consideration test” (as defined in the Listing Rules) (“2003 Approval”). Details of the 2003 Approval were set out in the Company's announcement dated April 7, 2003. Following the announcement of the Company's interim results for the six months ended June 30, 2003, the applicable thresholds under the Modified Calculation Concession are modified as described below.

Modified Calculation Concession

1.	Modified Assets Test and Modified Consideration Test for the purposes of Notifiable Transactions

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30,

2003, the percentage ratios and monetary thresholds against which the “gross assets less intangibles and current liabilities of the asset to be acquired or realised” for the “assets test” and the “consideration for the asset to be acquired or realised” for the “consideration test” are to be determined for the purposes of the Modified Calculation Concession to ascertain the applicable type of notifiable transactions (other than connected transactions) for the purposes of Chapter 14 of the Listing Rules are as follows:

(A)	ratio of 5 percent or above but below 15 percent (approximately HK$2,058 million or above but below approximately HK$6,174 million) - the requirements for discloseable transactions will apply;
(B)	ratio of 15 percent or above but below 25 percent (approximately HK$6,174 million or above but below approximately HK$10,290 million) - the requirements for major transactions will apply;
(C)	ratio of 25 percent or above (approximately HK$10,290 million or above) - the requirements for very substantial transactions will apply; and
(D)	for acquisition of assets (including securities but excluding cash) by the Company or any of its subsidiaries for consideration that includes securities for which listing will be sought, the requirements for share transactions will apply if the ratio is less than 5 percent (approximately HK$2,058 million).

2.	Modified Assets Test to Connected Transactions

In relation to references to net tangible assets or net assets, as applicable, set out in rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Listing Rules (which relate to connected transactions), the percentage ratio thresholds to determine any relevant disclosure and/or shareholder approval requirements relating to these rules will be amended as follows:

•	in Rule 14.24(5) the applicable threshold will be the higher of either:

	(i)	HK$1,000,000, or

	(ii)	0.01 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold in sub-item (ii) above is equal to approximately HK$4.12 million.

•	in Rule 14.25(1) the applicable threshold will be the higher of either:

	(i)	HK$10,000,000, or

	(ii)	1 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold in sub-item (ii) above is equal to approximately HK$412 million.

• in Rule 14.25(2)(b)(i) the applicable threshold will be 5 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold is equal to approximately HK$2,058 million.

Period for which the de-minimis concession and the modified calculation concession will apply

The Stock Exchange's 2003 Approval for the use of the De-minimis Concession and the Modified Calculation Concession (as modified following the announcement of the Company’s interim results for the six months ended June 30, 2003) remains in effect until the publication or the due date of publication of the Company's next annual report, whichever is earlier.

By Order of the Board
Fiona Nott
 Company Secretary

Hong Kong, September 3, 2003

Item 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Media Touch Group Limited
 (incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF
iLINK HOLDINGS LIMITED
BY
MEDIA TOUCH GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT

DELAY IN DESPATCH OF THE SCHEME DOCUMENT

Under Rule 8.2 of the Takeovers Code, a scheme document in relation to the Proposal (the "Scheme Document") should be sent to the Shareholders on or before September 10, 2003. However, the despatch of the Scheme Document will be delayed due to the additional time required for accommodating Court Meeting arrangements and fixing court hearing dates. Accordingly, the Scheme Document is anticipated to be sent to the Shareholders on or before Monday, October 6, 2003. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement to be issued upon the despatch of the Scheme Document.

Shareholders and potential investors should be aware that implementation of the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

INTRODUCTION

Reference is made to the joint announcement dated August 20, 2003 (the "Announcement") made by PCCW Limited ("PCCW"), Media Touch Group Limited ("Media Touch") and iLink Holdings Limited ("iLink") in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatization of iLink by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands involving the cancellation of all the Scheme Shares. Terms defined in the Announcement shall have the same meanings when used herein unless the context requires otherwise.

DESPATCH OF THE SCHEME DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, unless the consent of the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong (the

"Executive") is otherwise obtained, the Scheme Document in relation to the Proposal should be sent to the Shareholders within 21 days of the date of the Announcement, which would be on or before September 10, 2003.

A court hearing is required for the Court of the Cayman Islands to issue its direction for convening the Court Meeting, whereupon the particulars of the Court Meeting will be finalized and specified in the Scheme Document. As at the date of this announcement, on the basis of the existing schedule of the Court, it is currently anticipated that the earliest available time for such a court hearing will be on September 30, 2003. As such, the Scheme Document (which will be a composite document that includes the Scheme, the related explanatory statement and all relevant letters to Shareholders) cannot be despatched to the Shareholders on or before September 10, 2003. An application has been made to the Executive for an extension of the time for the despatch of the Scheme Document and it is currently anticipated that the Scheme Document will be despatched to the Shareholders on or before Monday, October 6, 2003. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement to be issued upon the despatch of the Scheme Document.

CONDITIONS OF THE PROPOSAL

Shareholders and potential investors should be aware that implementation of the Proposal is subject to the satisfaction or waiver of the conditions set out in the Announcement and therefore may or may not become effective. Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

By Order of the board of PCCW Limited Fiona Nott Company Secretary	By Order of the board of iLink Holdings Limited Lam Yuk Lau Company Secretary

By Order of the board of Media Touch Group Limited Yuen Tin Fan, Francis Director

Hong Kong, September 9, 2003

This announcement, for which the directors of iLink collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the iLink Group.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of iLink jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the iLink Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the iLink Group, the omission of which would make any statement in this announcement misleading.

The directors of Media Touch jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement will remain on the GEM website located at www.hkgem.com on the "Latest Company Announcement" page for at least 7 days from the day of its posting and on the website of iLink at www.iLink.net.

* for identification purposes only

Item 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited wishes to announce: (A) a connected transaction with China Telecom Group Beijing Corporation relating to the provision of certain equipment services; and (B) a connected transaction with Jiangsu Telecom Company Limited relating to the provision of certain system integration and other services.

Such transactions constitute connected transactions under Rule 14.25(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the Company's announcement dated September 3, 2003). Details of these transactions will be published in the next annual report of the Company.

PCCW Limited (the “Company”) wishes to announce the connected transactions described below involving Unihub China Information Technology Company Limited (“Unihub”), an indirect non wholly-owned subsidiary of the Company.

BACKGROUND

Unihub is a 50%:50% equity joint venture established in the People's Republic of China (“China”) by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre (“China Huaxin”), a wholly-owned subsidiary of China Telecommunications Corporation (“CTC”). Unihub is an indirect non wholly-owned subsidiary of the Company.

Jiangsu Telecom Company Limited (“JTCL”) is a wholly-owned subsidiary of China Telecom Corporation Limited (“China Telecom”), in which CTC has an approximately 77.78% equity interest. China Telecom Group Beijing Corporation (“CTB”) is a wholly-owned subsidiary of CTC.

CONNECTED TRANSACTIONS

A.      Connected transaction with China Telecom Group Beijing Corporation

CTB is a wholly-owned subsidiary of CTC. Unihub, CTB and Beijing International Switching System Corporation Limited (an independent third party which, based on information known to the Company, is not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or their respective associates) entered into the following agreement on September 11, 2003:

Agreement

Date of Agreement	September 11, 2003

Supplier	Unihub

Customer	CTB

Technical Supporter	Beijing International Switching System Corporation Limited

Services	Provision of equipment, equipment installation services and related technical documentation (together the “CTB Deliverables”) to CTB up to April 2004 (and maintenance services to be provided until April 2006)

Consideration	RMB22,549,519 (approximately HK$21,273,131) negotiated on an arm's length basis with reference to market price, payable in four separate installments of approximately 10% on the signing of the agreement, 50% on delivery of the CTB Deliverables, 30% on initial trial of the CTB Deliverables and 10% on final trial of the CTB Deliverables

B.      Connected transaction with Jiangsu Telecom Company Limited

JTCL is a wholly-owned subsidiary of China Telecom in which CTC has an approximately 77.78% equity interest. Unihub and JTCL entered into the following agreement on September 12, 2003:

Agreement

Date of Agreement	September 12, 2003

Supplier	Unihub

Customer	JTCL

Services	Provision of system integration, project management and advisory and training services, and related equipment installation services (together the “JTCL Deliverables”) to JTCL up to May 2004 (and maintenance services to be provided until September 2006) in order to facilitate the expansion of its provincial backbone network to provide Multi Protocol Label Switching Virtual Private Network Services (“MPLS VPN services”)

Consideration	RMB8,500,366 (approximately HK$8,019,213) negotiated on an arm's length basis with reference to market price, payable in three separate installments of approximately 77% on delivery of the JTCL Deliverables, 13% on initial trial of the JTCL Deliverables and 10% on final trial of the JTCL Deliverables

RELATIONSHIP BETWEEN THE PARTIES

CTC is regarded as a connected person of the Company as China Huaxin is a substantial shareholder of Unihub, a non wholly-owned subsidiary of the Company. Each of CTB and JTCL is regarded as a connected person of the Company as it is an associate of CTC. The transactions described above constitute connected transactions under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the Company's announcement dated September 3, 2003). Details of the transactions will be published in the next annual report of the Company.

REASONS FOR ENTERING INTO THE TRANSACTIONS

The Company is one of Asia's leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

Unihub was established primarily to provide solutions and services in relation to the management of information systems and application solutions in China. A major part of Unihub's business plan is the development, production and sale of information technology, systems and products that support the provision of a variety of telecommunications services within China and the transactions described above are consistent with this objective. In addition, the transactions will provide revenue sources for Unihub. It is anticipated that the transactions will also strengthen Unihub's position as a provider of the relevant services in China.

CTB's business involves the provision of integrated telecommunications services within the Beijing area. JTCL is a provincial telecommunications services provider in the Jiangsu Province of China and it intends to upgrade its provincial network to provide MPLS VPN services.

The directors of the Company (including the independent non-executive directors) believe that it is in the interests of the Company for Unihub to provide the abovementioned services and it is therefore beneficial for the parties to enter into the agreements described above. The terms of the above transactions (including the consideration) have been negotiated on an arm's length basis and on terms no less favourable than those available to or from independent third parties. The directors of the Company (including the independent non-executive directors) believe that such terms are fair and reasonable so far as the shareholders of the Company are concerned.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, September 16, 2003